UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-PX

ANNUAL REPORT OF PROXY VOTING RECORD OF REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-3627

Greenspring Fund, Incorporated
(Exact Name of Registrant as Specified in Charter)

2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Address of Principal Executive Offices)(Zip Code)

Registrant's Telephone Number, including Area Code: (410)823-5353

Mr. Charles vK. Carlson, President
2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Name and address of Agent for Service)

Date of fiscal year end: December 31, 2013

Date of reporting period: June 30, 2013

Form N-PX is to be used by a registered management investment company, other than a small business investment company registered on Form N-5 (239.24 and 274.5 of this chapter), to file reports with the Commission, not later than August 31 of each year, containing the registrant's proxy voting record for the most recent twelve-month period ended June 30, pursuant to section 30 of the Investment Company Act of 1940 and rule 30b1-4 thereunder (17 CFR 270.30b1-4). The Commission may use the information provided on Form N-PX in its regulatory, disclosure review, inspection, and policymaking roles.

A registrant is required to disclose the information specified by Form N-PX, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-PX unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to the Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. 3507.

Item 1. Proxy Voting Record 07/01/12-06/30/13

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<C> ISSUER	<C> TICKER	<C> CUSIP	<C> MEETING DATE	<C> MATTER VOTED ON	<C> PROPOSED BY	<C> VOTE CAST	<C> FOR/AGAINST ABSTAIN	<C> FOR/AGAINST MANAGEMENT
First Connecticut Bancorp, Inc.	FBNK	319850103	07/11/12	1) Election of Directors	Management	07/09/12	For	For
				2) Approval of 2012 Stock Incentive Plan	Management	07/09/12	For	For
				3) Advisory vote on executive compensation	Management	07/09/12	For	For
				4) Advisory vote on frequency of vote on executive compensation	Management	07/09/12	Against	Against
				5) Ratify PwC as IA	Management	07/09/12	For	For
CA, Inc.	CA	12673P105	08/01/12	1) Election of Directors	Management	07/25/12	For	For
				2) Ratify KPMG as IA	Management	07/25/12	For	For
				3) Advisory vote on executive compensation	Management	07/25/12	For	For
				4) Approval of 2012 Compensation Plan for Non-Employee Directors	Management	07/25/12	For	For
Pentair, Inc.	PNR	709631105	09/14/12	1) Approval of merger	Management	09/13/12	For	For
				2) Advisory vote on executive compensation in connection with merger	Management	09/13/12	For	For
				3) To adjourn or postpone meeting to solicit add'l proxies	Management	09/13/12	For	For
Cisco Systems, Inc.	CSCO	17275R102	11/15/12	1) Election of Directors	Management	10/18/12	For	For
				2) Approval of amended Executive Incentive Plan	Management	10/18/12	For	For
				3) Advisory vote on executive compensation	Management	10/18/12	For	For
				4) Ratify PwC as IA	Management	10/18/12	For	For
				5) Independent Chair	Shareholder	10/18/12	Against	For
				6) Conflict Minerals Report	Shareholder	10/18/12	Against	For
Hampden Bancorp, Inc.	HBNK	40867E107	11/06/12	1) Election of Directors	Management	11/01/12	For	For
				2) Ratify Wolf & Co. as IA	Management	11/01/12	For	For
				3) Extraordinary transaction	Shareholder	11/01/12	For	Against
GMX Resources, Inc.	GMXR	38011M108	11/29/12	1) Approval of reverse stock split	Management	11/26/12	For	For

Emerson Electric Co.	EMR	291011104	02/05/13	1) Election of Directors	Management	02/04/13	For	For
				2) Advisory vote on executive compensation	Management	02/04/13	For	For
				3) Ratify KPMG as IA	Management	02/04/13	For	For
				4) Declassification of Board	Management	02/04/13	For	For
				5) Issuance of Sustainability Report	Shareholder	02/04/13	Against	For
BCSB Bancorp, Inc.	BCSB	055367106	02/13/13	1) Election of Directors	Management	02/07/13	For	For
				2) Ratify Stegman & Co. as IA	Management	02/07/13	For	For
				3) Approval of executive compensation	Management	02/07/13	For	For
				4) Approval of frequency of vote on approval of executive compensation	Management	02/07/13	For	For
Essa Bancorp, Inc.	ESSA	29667D104	03/08/13	1) Election of Directors	Management	02/25/13	For	For
				2) Ratify S.R. Snodgrass as IA	Management	02/25/13	For	For
				3) Advisory vote on executive compensation	Management	02/25/13	For	For
MYR Group, Inc.	MYRG	55405W104	05/02/13	1) Election of Directors	Management	05/01/13	For	For
				2) Advisory vote on executive compensation	Management	05/01/13	For	For
				3) Ratify E&Y as IA	Management	05/01/13	For	For
Southern National Bancorp of VA, Inc.	SONA	843395104	04/25/13	1) Election of Directors	Management	04/22/13	For	For
				2) Ratify Dixon Hughes Goodman as IA	Management	04/22/13	For	For
				3) Advisory vote on executive compensation	Management	04/22/13	For	For
Lumos Networks Corp.	LMOS	550283105	05/01/13	1) Election of Directors	Management	04/01/13	For	For
				2) Advisory vote on executive compensation	Management	04/01/13	For	For
				3) Approval of material terms allowing certain performance based awards under 2011 Equity and Cash Incentive Plan	Management	04/01/13	For	For
				4) Ratify KPMG as IA	Management	04/01/13	For	For
Pentair, Inc.	PNR	H6169Q108	04/29/13	1) Election of Directors	Management	04/24/13	For	For
				2) Approval of 2012 Annual Report, Financial Statements and Consolidated Financial Statements	Management			
				3) Discharge Board of Directors from liability	Management	04/24/13	For	For
				4a) Elect Deloitte AG as statutory auditor	Management	04/24/13	For	For
				4b) Elect DT as IA	Management	04/24/13	For	For

				4c)Elect PwC as special auditor	Management	04/24/13	For	For
				5a)Appropriation of results	Management	04/24/13	For	For
				5b)Conversion and appropriation of reserves from capital contributions to distribute as an ordinary cash dividend	Management	04/24/13	For	For
				6) Advisory vote on executive compensation	Management	04/24/13	For	For
				7) Approval of performance goals and related matters under Stock and Incentive Plan	Management	04/24/13	For	For
Shore Bancshares, Inc.	SHBI	825107105	04/24/13	1) Election of Directors	Management	04/22/13	For	For
				2) Ratify appointment of Stegman & Co. as IA	Management	04/22/13	For	For
				3) Advisory vote on executive compensation	Management	04/22/13	For	For
Suncor Energy, Inc,	SU	867224107	04/30/13	1) Election of Directors	Management	04/24/13	For	For
				2) Re-appointment of PwC as IA	Management	04/24/13	For	For
				3) To approve the increase in common shares of SU reserved for issuance pursuant to the Stock Option Plan	Management	04/24/13	For	For
				4) Executive compensation	Management	04/24/13	For	For
Assurant, Inc.	AIZ	04621X108	05/09/13	1) Election of Directors	Management	04/25/13	For	For
				2) Appointment of PwC as IA	Management	04/25/13	For	For
				3) Advisory vote on executive compensation	Management	04/25/13	For	For
Energen Corporation	EGN	29265N108	04/24/13	1) Election of Directors	Management	04/22/13	For	For
				2) Ratify IA	Management	04/22/13	For	For
				3) Advisory vote on executive compensation	Management	04/22/13	For	For
				4) Approval of qualifcation of Annual Incentive Compensation Plan	Management	04/22/13	For	For
				5) Amend Certificate of Incorporation to provide for one-year rather than three-year staggered terms for directors	Management	04/22/13	For	For
OceanFirst Financial Corp.	OCFC	675234108	05/08/13	1) Election of Directors	Management	05/01/13	For	For
				2) Advisory vote on executive compensation	Management	05/01/13	For	For
				3) Ratify KPMG as IA	Management	05/01/13	For	For

EOG Resources, Inc.	EOG	26875P101	05/02/13	1)Election of Directors	Management	05/01/13	For	For
				2) Ratify DT as IA	Management	05/01/13	For	For
				3) Approve amended and restated Omnibus Equity Compensation Plan	Management	05/01/13	For	For
				4) Advisory vote on executive compensation	Management	05/01/13	For	For
Republic Services, Inc.	RSG	760759100	05/09/13	1) Election of Directors	Management	05/01/13	For	For
				2) Advisory vote on executive compensation	Management	05/01/13	For	For
				3) Ratify E&Y as IA	Management	05/01/13	For	For
				4) Approval of amended and restated Stock Incentive Plan	Management	05/01/13	For	For
				5) Payments upon death of senior executive	Shareholder	05/01/13	Against	For
				6) Political contributions and expenditures	Shareholder	05/01/13	Against	For
NTELOS Holdings Corp.	NTLS	67020Q305	05/02/13	1) Election of Directors	Management	04/24/13	For	For
				2) Advisory vote on executive compensation	Management	04/24/13	For	For
				3) Ratify KPMG as IA	Management	04/24/13	For	For
First Connecticut Bancorp, Inc.	FBNK	319850103	05/15/13	1) Election of Directors	Management	05/08/13	For	For
				2) Advisory vote on executive compensation	Management	05/08/13	For	For
				3) Ratify PwC as IA	Management	05/08/13	For	For
Middleburg Financial Corp.	MBRG	596094102	05/01/13	1) Election of Directors	Management	04/29/13	For	For
				2) Approval of amendment to Equity Compensation Plan	Management	04/29/13	For	For
				3) Ratify Yount, Hyde and Barbour as IA	Management	04/29/13	For	For
Phillips 66	PSX	718546104	05/08/13	1) Election of Directors	Management	05/01/13	For	For
				2) Ratify E&Y as IA	Management	05/01/13	For	For
				3) Adoption of 2013 Omnibus Stock and Performance Incentive Plan	Management	05/01/13	For	For
				4) Advisory vote on executive compensation	Management	05/01/13	For	For
				5) Advisory vote on frequency of vote on executive comp.	Management	05/01/13	For	For
ConocoPhillips	COP	20825C104	05/14/13	1) Election of Directors	Management	05/09/13	For	For
				2) Ratify E&Y as IA	Management	05/09/13	For	For
				3) Advisory vote on executive compensation	Management	05/09/13	For	For
				4) Report on Grassroots Lobbying Expenditures	Shareholder	05/09/13	Against	For
				5) Greenhouse Gas Reduction Targets	Shareholder	05/09/13	Against	For

				6) Gender Identity Non-Discrimination	Shareholder	05/09/13	Against	For
PPL Corporation	PPL	69351T106	05/15/13	1) Election of Directors	Management	05/09/13	For	For
				2) Approval of amendment to Articles of Incorporation to implement majority vote standard in uncontested elections of directors	Management	05/09/13	For	For
				3) Ratify IA	Management	05/09/13	For	For
				4) Advisory vote on executive compensation	Management	05/09/13	For	For
				5) Request for Political Spending Report	Shareholder	05/09/13	Against	For
j2 Global, Inc.	JCOM	48123V102	05/07/13	1) Election of Directors	Management	04/25/13	For	For
				2) Ratify Singerlewak LLP as IA	Management	04/25/13	For	For
				3) Advisory vote on executive compensation	Management	04/25/13	For	For
				4) Other Business	Management	04/25/13	For	For
ON Semiconductor Corporation	ONNN	682189105	05/15/13	1) Election of Directors	Management	05/01/13	For	For
				2) Advisory vote on executive compensation	Management	05/01/13	For	For
				3) Ratify PwC as IA	Management	05/01/13	For	For
				4) Approve amendment to Employee Stock Purchase Plan to increase the number of shares issuable thereunder	Management	05/01/13	For	For
Rosetta Resources, Inc.	ROSE	777779307	05/16/13	1) Election of Directors	Management	05/15/13	For	For
				2) Advisory vote on executive compensation	Management	05/15/13	For	For
				3) Approval of Long-Term Incentive Plan	Management	05/15/13	For	For
				4) Ratify PwC as IA	Management	05/15/13	For	For
Bioscrip, Inc.	BIOS	09069N108	05/07/13	1) Election of Directors	Management	04/25/13	For	For
				2) Advisory vote on executive compensation	Management	04/25/13	For	For
				3) Ratify E&Y as IA	Management	04/25/13	For	For
				4) Approval of Employee Stock Purchase Plan	Management	04/25/13	For	For
				5) Approval of amendment to 2008 Equity Incentive Plan	Management	04/25/13	For	For
PartnerRe LTD	PRE	G6852T105	05/17/13	1) Election of Directors	Management	05/15/13	For	For
				2) Re-appoint DT as IA	Management	05/15/13	For	For
				3) Advisory vote on executive compensation	Management	05/15/13	For	For

MasTec, Inc.	MTZ	576323109	05/23/13	1) Election of Directors	Management	05/22/13	For	For
				2) Ratify BDO as IA	Management	05/22/13	For	For
				3) Approval of Bargaining Units ESPP	Management	05/22/13	For	For
				4) Approval of 2013 Incentive Compensation Plan	Management	05/22/13	For	For
American National Bankshares, Inc.	AMNB	027745108	05/21/13	1) Election of Directors	Management	05/16/13	For	For
				2) Ratify Yount, Hyde & Barbour as IA	Management	05/16/13	For	For
				3) Advisory vote on executive compensation	Management	05/16/13	For	For
Chicopee Bancorp, Inc.	CBNK	168565109	05/29/13	1) Election of Directors	Management	05/22/13	For	For
				2) Ratify Berry, Dunn, McNeil & Parker as IA	Management	05/22/13	For	For
				3) Advisory vote on executive compensation	Management	05/22/13	For	For
Rush Enterprises, Inc.	RUSH	781846308	05/21/13	1) Election of Directors	Management	05/15/13	For	For
				2) Ratify E&Y as IA	Management	05/15/13	For	For
Denbury Resources, Inc.	DNR	247916208	05/22/13	1) Election of Directors	Management	05/15/13	For	For
				2) Advisory vote on executive compensation	Management	05/15/13	For	For
				3) Amendment and restatement of Employee Stock Purchase Plan to increase number of reserved shares and extend term of plan	Management	05/15/13	For	For
				4) Amendment and restatement of 2004 Omnibus Stock and Incentive Plan to increase the number of reserved shares, extend the term of the plan, amend the performance measures relevant to IRS code section 162(m)and other administrative changes	Management	05/15/13	For	For
				5) Ratify PwC as IA	Management	05/15/13	For	For
FTI Consulting, Inc.	FCN	302941109	06/05/13	1) Election of Directors	Management	06/03/13	For	For
				2) Ratify PwC as IA	Management	06/03/13	For	For
				3) Advisory vote on executive compensation	Management	06/03/13	For	For
Heritage Financial Group, Inc.	HBOS	42726X102	05/22/13	1) Election of Directors	Management	05/15/13	For	For
				2) Advisory vote on executive compensation	Management	05/15/13	For	For
				3) Ratify Mauldin & Jenkins as IA	Management	05/15/13	For	For

GSI Group, Inc.	GSIG	36191C205	05/15/13	1) Election of Directors	Management	05/06/13	For	For
				2) Advisory vote on executive compensation	Management	05/06/13	For	For
				3) Advisory vote on frequency of vote on executive compensation	Management	05/06/13	For	For
				4) Appoint PwC as IA	Management	05/06/13	For	For
Emcor Group, Inc.	EME	29084Q100	06/13/13	1) Election of Directors	Management	06/12/13	For	For
				2) Advisory vote on executive compensation	Management	06/12/13	For	For
				3) Re-approve adoption of Key Executive Incentive Bonus Plan	Management	06/12/13	For	For
				4) Ratify E&Y as IA	Management			
Newpark Resources, Inc.	NR	651718504	06/06/13	1) Election of Directors	Management	05/23/13	For	For
				2) Advisory vote on executive compensation	Managmenet	05/23/13	For	For
				3) Approval of amended and restated 2006 Equity Incentive Plan	Management	05/23/13	For	For
				4) Approval of amended 2008 Employee Stock Purchase Plan	Management	05/23/13	For	For
				5) Ratify DT as IA	Management	05/23/13	For	For

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